Exhibit 99.1

Huami Corporation Announces Change of Board Composition

BEIJING, China, August 30, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced the Mr. Tian Cheng and Mr. Bin Yue have resigned from the Board of Directors due to personal reasons, effective from August 30, 2019.

Mr. Tian Cheng and Mr. Bin Yue have been served as directors of the Company since April 2015 when the Company completed its series A financing from Shunwei Capital and Banyan Capital. Mr. Wang Huang, the chairman of the Board, commented, “On behalf of the Board and the Company, I would like to thank Tian and Bin for their valuable insights and contributions during their tenure on the Board, and wish them well in future endeavors.”

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huami’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Huami’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huami does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com